Exhibit 99.1

ADVANCING TO PRODUCTION TSX: POM, NYSE MKT: PLM	390 – 3600 Lysander Lane , Richmond, BC Canada, V7B 1C3
Tel: +1 (604) 248-0939 / Fax: +1 (604) 248-0940

6500 County Road 666, Hoyt Lakes, MN 55750-0475
Tel: +1 (218) 471-2150 / Fax: +1 (218) 225-4429

444 Cedar Street, St. Paul, MN 55101, Tel: +1 (651) 389-4100

www.polymetmining.com

NEWS RELEASE	2012-8

POLYMET STRENGTHENS LEADERSHIP TEAM

JON CHERRY TO BE PRESIDENT AND CEO

FOCUSES CORPORATE MANAGEMENT IN MINNESOTA

Hoyt Lakes, Minnesota, June 21, 2012 - PolyMet Mining Corp. (TSX: POM; NYSE MKT: PLM) (“PolyMet” or the “Company”) today reported that, with issuance of the NorthMet supplemental draft Environmental Impact Statement planned for the first quarter of 2013, the Company is further strengthening its executive leadership team in preparation for permitting, construction and operation. PolyMet controls 100% of the development-stage NorthMet copper-nickel-precious metals ore-body and the nearby Erie Plant, located near Hoyt Lakes in the established mining district of the Mesabi Iron Range in northeastern Minnesota.

The company announced today that Jon Cherry, a senior mining executive, has been appointed President and Chief Executive Officer of PolyMet, to be effective starting July 16, 2012. Mr. Cherry, a recognized leader in mining environmental policy, will be based in the Company's recently opened corporate office in St. Paul, MN.

Mr. Cherry has published extensively on environmental issues related to mining and has been a guest lecturer at Harvard University on sustainable development in mining and mine reclamation. He holds a BS (Environmental Engineering) from Montana Tech of The University of Montana and is a registered Professional Engineer.

Mr. Cherry has held increasingly senior positions at operations and projects for subsidiaries of Rio Tinto plc, one of the world’s largest mining companies. Most recently he was Vice President responsible for strategic direction in environmental permitting and compliance, legal matters, and external relations related to development of the Resolution copper project in Arizona, a joint venture between Rio Tinto and BHP Billiton. Previously, he was General Manager responsible for permitting and development of the Eagle nickel-copper project in Michigan's Upper Peninsula. He started his career with Cyprus Thompson Creek in Idaho before joining Kennecott in Utah.

Mr. Cherry is currently a member of the Society for Mining, Metallurgy, and Exploration (SME), serves on the Board of the Arizona Mining Association and was appointed by the governor of the State of Arizona to the Mining Advisory Council for Arizona. Previously, he served on the Executive Board of the Lake Superior Community Partnership, was elected to Michigan Chamber of Commerce Board of Directors, and was a member of the Utah Air Quality Board.

"I am excited to join PolyMet," Mr. Cherry said. "PolyMet has a strong management team and I am looking forward to working closely with them and other stakeholders to bring Minnesota's first copper-nickel-precious metals operation to reality. I have carefully considered the Company's plans and the status of the NorthMet environmental review process. I am confident that we will build and operate a project that meets state and federal environmental standards and create long-term, sustainable jobs in Minnesota.”

Joe Scipioni will retain his role as Chief Operating Officer. "Joe has provided dual leadership at both the corporate and project levels. As we work toward completion of the permitting process, Joe will focus on construction and operation of the NorthMet Project," stated Ian Forrest, PolyMet's Co-Chair.

Douglas Newby will continue to serve as Chief Financial Officer, with overall responsibility for financing, financial controls and reporting, oversight of corporate governance, and investor relations.

Brad Moore will continue as Executive Vice President – Environmental and Governmental Affairs, with responsibility for overseeing the environmental review, permitting, and relations with State and Federal governments.

Mr. Forrest observed, "locating corporate management in Minnesota further strengthens PolyMet's focus on developing the NorthMet Project. The Board is especially pleased that Jon Cherry has decided to join PolyMet in this leadership position. Jon's expertise will be important as we complete environmental review and permitting, and will provide continuity as we move through construction and into operation."

* * * * *

About PolyMet

PolyMet Mining Corp. (www.polymetmining.com) is a publicly-traded mine development company that controls 100% of the NorthMet copper-nickel-precious metals ore body through a long-term lease and owns 100% of the Erie Plant, a large processing facility located approximately six miles from the ore body in the established mining district of the Mesabi Range in northeastern Minnesota. PolyMet Mining Corp. has completed its Definitive Feasibility Study and is seeking environmental and operating permits to enable it to commence production. The NorthMet project is expected to require approximately one-and-a-quarter million hours of construction labor and create approximately 360 long-term jobs, a level of activity that will have a significant multiplier effect in the local economy.

POLYMET MINING CORP.

Per: “Joe Scipioni”
        _______________________
           Joe Scipioni, CEO

For further information, please contact:
Corporate	Media
Douglas Newby	LaTisha Gietzen
Chief Financial Officer	VP Public, Gov't & Environmental Affairs
Tel: +1 (212) 867-1834	Tel: +1 (218) 225-4417
dnewby@polymetmining.com	lgietzen@polymetmining.com

Investors
Crystal Agresti	Alex Macdougall
Tel: +1 (845) 742-8153	Tel: +1 (226) 663-3000
cagresti@polymetmining.com	amacdougall@polymetmining.com

This news release contains certain forward-looking statements concerning anticipated developments in PolyMet’s operations in the future. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible,” “projects,” “plans,” and similar expressions, or statements that events, conditions or results “will,” “may,” “could,” or “should” occur or be achieved or their negatives or other comparable words. These forward-looking statements may include statements regarding our beliefs related to exploration results and budgets, reserve estimates, mineral resource estimates, work programs, capital expenditures, actions by government authorities, including changes in government regulation, the market price of natural resources, costs, ability to receive environmental and operating permits, job creation, or other statements that are not a statement of fact. Forward-looking statements address future events and conditions and therefore involve inherent known and unknown risks and uncertainties. Actual results may differ materially from those in the forward-looking statements due to risks facing PolyMet or due to actual facts differing from the assumptions underlying its predictions.

In connection with the forward-looking information contained in this news release, PolyMet has made numerous assumptions, regarding, among other things: the geological, metallurgical, engineering, financial and economic advice that PolyMet has received is reliable, and is based upon practices and methodologies which are consistent with industry standards. While PolyMet considers these assumptions to be reasonable, these assumptions are inherently subject to significant uncertainties and contingencies.

PolyMet’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and PolyMet does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations and opinions should change.

Specific reference is made to PolyMet’s most recent Annual Report on Form 20-F for the fiscal year ended January 31, 2012 and in our other filings with Canadian securities authorities and the U.S. Securities and Exchange Commission, including our Report on Form 6-K providing information with respect to our operations for the three months ended April 30, 2012 for a discussion of some of the risk factors and other considerations underlying forward-looking statements.

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.